UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

PLUG POWER INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	1-34392	22-3672377
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

125 VISTA BOULEVARD,
SLINGERLANDS, NEW YORK 12159

(Address of Principal Executive Offices, and Zip Code)

Paul B. Middleton

(518) 782-7700

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______________.

Section 1	Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (the “Form SD”) of Plug Power Inc. (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2025 to December 31, 2025. The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The minerals specified in the rule are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”). As provided by applicable guidance from the U.S. Securities and Exchange Commission (the “SEC”) regarding the Rule, this disclosure does not address products that did not enter the stream of commerce in the calendar year ending December 31, 2025.

The following disclosure, in response to the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD, has been made in accordance with the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the SEC on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

Conflict Minerals Disclosure

This Form SD relates to products (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during 2025 (collectively the “Covered Products”).

Reasonable Country of Origin Inquiry

The Company has, in good faith and after reasonable due diligence, conducted a reasonable country of origin inquiry (“RCOI”) to determine whether Conflict Minerals that are necessary to the functionality or production of its Covered Products originated in the Democratic Republic of the Congo (“DRC”) or the adjoining countries of Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the “Covered Countries”), or whether any of the Conflict Minerals may have been from recycled or scrap sources. A summary of the Company’s RCOI process follows:

The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of the Conflict Minerals. The Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of the Conflict Minerals that are necessary to the functionality or production of the Covered Products.

As an initial step, the Company evaluated its Covered Products to determine if Conflict Minerals may have been present and potentially necessary to the production or functionality of such Covered Product. Following that evaluation, the Company used a risk-based approach to create a list of suppliers that were likely to have provided products containing Conflict Minerals during the reporting year ended December 31, 2025.

The Company's RCOI included an inquiry of 148 suppliers. The responses to the Company’s inquiry can be grouped into the five categories identified below:

(1)	The supplier represented that its products do not contain Conflict Minerals from the Covered Countries.
(2)	The supplier represented that its products contain Conflict Minerals that were sourced only from smelters or refiners that used Conflict Minerals only from recycled or scrap sources as defined in Item 1.01(d)(6) of Form SD.

(3)	The supplier represented that its products contain Conflict Minerals for which the supplier either is unable to confirm whether the source of the Conflict Minerals was in the Covered Countries or is unable to confirm that the smelters or refiners (if any) from which the Conflict Minerals were sourced used only recycled or scrap sources as defined in Item 1.01(d)(6) of Form SD.
(4)	The supplier represented that its products contain Conflict Minerals that were not sourced from the Covered Countries.
(5)	The supplier represented that its products contain Conflict Minerals from the Covered Countries.

Based on this RCOI, the Company has reason to believe that certain of its necessary Conflict Minerals contained in some Covered Products may have originated in a Covered Country and are not from recycled or scrap sources. As permitted by the April 2017 Guidance issued by the Division of Corporation Finance of the SEC, the Company is not voluntarily electing to provide a Conflict Minerals Report under Item 1.01(c) of Form SD.

A copy of this Form SD, together with a copy of our Conflict Minerals Policy, can be found on our corporate website at www.plugpower.com. The Company’s website and the information accessible through the website are not incorporated by reference into this Form SD. 32

Item 1.02	Exhibit

None.

Section 2 Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

None.

Section 3	Exhibits

Item 3.01	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 29, 2026

Plug Power Inc.

By:	/s/ Paul Middleton
Name:	Paul Middleton
Title:	Chief Financial Officer and Chief Accounting Officer